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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Behrman Capital II, L.P.(1) (Last) (First) (Middle)		10/7/2002		13-3952825

	c/o Behrman Capital 126 East 56th Street (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Daleen Technologies, Inc. (DALN)		☐	Director	☐	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☒	Other (specify below)
	New York , NY 10022 (City) (State) (Zip)				Member of a 13(d) group owning more than 10%
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

No Securities Owned(1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) Behrman Capital II, L.P. is a member of a 13(d) group along with Abiliti Solutions, Inc., Strategic Entrepreneur Fund II, L.P., HarbourVest Partners V – Direct Fund, L.P., and HarbourVest Partners VI – Direct Fund, L.P. pursuant to that certain Supplemental Voting Agreement, dated as of October 7, 2002, by and between such parties (the "Voting Agreement"). Behrman Capital II, L.P. disclaims beneficial ownership of all securities held by Abiliti, Strategic Entrepreneur Fund, HarbourVest Partners V and HarbourVest Partners VI, except to the extent of its pecuniary interest therein.

Behrman Capital II, L.P. By: Behrman Brothers, L.L.C., its general partner

Grant G. Behrman Managing Member	October 15, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Designated Filer: Behrman Capital II, L.P.
Issuer and Ticker Symbol: Daleen Technologies, Inc. (“DALN”)
Initial Statement of Beneficial Ownership

Name: Address:	Strategic Entrepreneur Fund II, L.P. c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	Strategic Entrepreneur Fund II, L.P. is a member of a 13(d) group along with Abiliti Solutions, Inc., Behrman Capital II, L.P., HarbourVest Partners V – Direct Fund, L.P., and HarbourVest Partners VI – Direct Fund, L.P. pursuant to the Voting Agreement. Strategic Entrepreneur Fund II, L.P. disclaims beneficial ownership of all securities held by Abiliti, Behrman Capital, HarbourVest Partners V and HarbourVest Partners VI, except to the extent of its pecuniary interest therein.

Strategic Entrepreneur Fund II, L.P.

By: /s/ Grant G. Behrman
Grant G. Behrman, General Partner

Name: Address:	Behrman Brothers, L.L.C. c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	Behrman Brothers LLC is the general partner of Behrman Capital II, L.P. and may be attributed with beneficial ownership of any securities held by Behrman Capital II, L.P. Behrman Brothers, L.L.C. disclaims beneficial ownership of all securities held by Behrman Capital II, L.P., except to the extent of its pecuniary interest therein.

Behrman Brothers, L.L.C.

By: /s/ Grant G. Behrman
Grant G. Behrman, Managing Member

Joint Filer Information

Designated Filer: Behrman Capital II, L.P.
Issuer and Ticker Symbol: Daleen Technologies, Inc. (“DALN”)
Initial Statement of Beneficial Ownership

Name: Address:	Grant G. Behrman c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	Grant G. Behrman may be attributed with the ownership of securities beneficially owned by Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P. Mr. Behrman is the general partner of Strategic Entrepreneur Fund II, L.P. and is a Managing Member of Behrman Brothers, L.L.C., which is the general partner of Behrman Capital II, L.P. Mr. Behrman disclaims beneficial ownership of all securities held by Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., except to the extent of his pecuniary interest therein.

/s/ Grant G. Behrman By: Grant G. Behrman,

Name: Address:	William M. Matthes c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	William M. Matthes may be attributed with the ownership of securities beneficially owned by Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P. Mr. Matthes is the general partner of Strategic Entrepreneur Fund II, L.P. and is a Managing Member of Behrman Brothers, L.L.C., which is the general partner of Behrman Capital II, L.P. Mr. Matthes disclaims beneficial ownership of all securities held by Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., except to the extent of his pecuniary interest therein.

/s/ William M. Matthes By: William M. Matthes